Exhibit 99.2

Financial Information Related to the VIEs

The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for the parent, subsidiaries, WFOE, the consolidated VIEs, and any eliminating adjustments and consolidated totals as of March 31, 2026 and 2025 and for the six months ended March 31, 2026, 2025 and 2024.

Selected Condensed Consolidating Statements of Operations Information

	For the six months ended March 31, 2026
				The VIEs
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	1,447,937	24,006,277	(1,158,771)	24,295,443
Including: Service fee revenue (loss absorbed) from the VIE	—	—	1,158,771	—	(1,158,771)	—
Cost of revenues	—	—	206,155	19,781,734	-	19,987,889
Total operating expenses	1,670,050	1,128,009	473,835	4,199,827	(2,286,266)	5,185,455
Including: Service fee expense charged by the WFOE	—	—	—	1,158,771	(1,158,771)	—
Share of (loss) income of subsidiary (1)	(1,679,773)	(551,763)	—	—	2,231,536	—
Net income (loss)	(2,105,526)	(1,679,773)	(551,763)	(110,174)	2,232,714	(2,214,522)

	For the six months ended March 31, 2025
				The VIEs
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	4,393,982	14,391,607	(4,474,175)	14,311,414
Including: Service fee revenue (loss absorbed) from the VIE	—	—	4,474,176	—	(4,474,176)	—
Cost of revenues	—	—	(89,279)	11,889,260	-	11,799,981
Total operating expenses	1,695,183	3,670	117,998	7,405,775	(4,472,886)	4,749,740
Including: Service fee expense charged by the WFOE	—	—	—	4,474,176	(4,474,176)	—
Share of (loss) income of subsidiary (1)	4,246,729	4,250,399	—	—	(8,497,128)	—
Net income (loss)	(857,552)	4,246,729	4,250,399	35,525	(8,500,796)	(825,695)

	For the six months ended March 31, 2024
				The VIEs
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	124,118	12,480,035	(41,554)	12,562,599
Including: Service fee revenue from the VIE	—	—	41,554	—	(41,554)	—
Cost of revenues	—	—	3,776	11,144,801	—	11,148,577
Total operating expenses	582,834	—	148,338	1,403,492	(41,554)	2,093,110
Including: Service fee expense charged by the WFOE	—	—	—	41,554	(41,554)	—
Share of income of subsidiary(1)	(97,303)	(97,303)	—	—	194,606	—
Net income (loss)	414,468	(97,303)	(97,303)	(85,688)	194,606	328,780

Selected Condensed Consolidating Balance Sheets Information

	As of March 31, 2025
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	981,801	733,672	1,176,911	6,759,222	—	9,651,606
Amount due from the Parent/WFOE(2)	—	—	—	4,923,084	(4,923,084)	—
Total current assets	5,883,981	788,372	3,062,201	38,131,085	(4,923,092)	42,942,547
Service fee receivable from the VIE	—	—	16,263,926	—	(16,263,926)	—
Investment in subsidiary(3)	17,693,955	17,693,955	—	—	(35,387,910)	—
Other non-current assets	—	3,847,900	5,858,558	157,394,444	(2,650,000)	164,450,902
Total assets	23,577,936	22,330,227	25,184,685	195,525,529	(59,224,928)	207,393,449
Amounts due to the VIE and its subsidiaries(2)	(3,635,100)	4,635,099	3,923,081	16,263,926	(21,187,006)	—
Total current liabilities	(3,635,100)	4,636,247	7,206,218	35,358,512	(19,980,043)	23,585,834
Service fee payable to the WFOE	—	—	—	—	—	—
Other non-current liabilities	—	—	—	316,628	—	316,628
Total liabilities	(3,635,100)	4,636,247	7,206,218	35,675,140	(19,980,043)	23,902,462
Total equity	27,213,036	17,693,980	17,978,467	159,850,389	(39,244,885)	183,490,987
Total liabilities and equity	23,577,936	22,330,227	25,184,685	195,525,529	(59,224,928)	207,393,449

	As of March 31, 2026
				The VIEs
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	1,053,497	58,736	420,534	9,984,348	—	11,517,115
Amount due from the Parent/WFOE(2)	—	—	—	3,802,379	(3,802,379)	—
Total current assets	1,900,482	125,254	16,754,802	30,743,418	(3,802,384)	45,721,572
Service fee receivable from the VIE	—	—	12,420,968	—	(12,420,968)	—
Investment in subsidiary(3)	9,692,326	9,692,326	—	—	(19,384,652)	—
Other non-current assets	938,355	2,650,451	232,171,890	157,714,671	(2,650,001)	390,825,366
Total assets	12,531,164	12,468,030	261,347,660	188,458,089	(38,258,005)	436,546,938
Amounts due to the VIE and its subsidiaries(2)	(1,997,218)	2,998,826	2,800,768	12,420,968	(16,223,344)	—
Total current liabilities	(1,997,218)	2,999,955	27,261,130	23,623,945	(15,318,816)	36,568,996
Service fee payable to the WFOE	—	—	—	—	—	—
Other non-current liabilities	—	—	—	210,412	—	210,412
Total liabilities	(1,997,218)	2,999,955	27,261,130	23,834,357	(15,318,816)	36,779,408
Total equity	14,528,381	9,468,075	234,086,530	164,623,732	(22,939,188)	399,767,530
Total liabilities and equity	12,531,163	12,468,030	261,347,660	188,458,089	(38,258,004)	436,546,938

Selected Condensed Consolidating Cash Flows Information

	For the six months ended March 31, 2026
				The VIEs and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	927,811	(1,199,207)	151,212	2,608,080	—	2,487,896
Net cash (used in) provided by investing activities	(963,395)	1,197,900	(273,065)	(458,067)	—	(496,627)
Net cash (used in) provided by financing activities	—	—	—	(570,143)	—	(570,143)

	For the six months ended March 31, 2025
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(1,874,543)	194,722	(9,671,307)	8,295,036	—	(3,056,092)
Net cash (used in) provided by investing activities	—	(519,685)	8,501,878	(11,241,658)	—	(3,259,465)
Net cash (used in) provided by financing activities	1,000,000	—	(25,226)	6,387,798	—	7,362,572

	For the six months ended March 31, 2024
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(1,552,156)	—	(91,835)	4,204,666	—	2,560,675
Net cash used in investing activities	1,000,000	—	—	(272,557)	—	727,443
Net cash used in financing activities	—	—	—	(486,208)	—	(486,208)

The following table represents the roll-forward of the investments in our subsidiaries, the VIE and the VIE’s subsidiaries:

USD
As of September 30, 2025	10,246,646
Share of loss of subsidiaries, the VIEs and the VIEs’s subsidiaries	(1,679,773)
Effect of exchange rate	1,125,453
As of March 31, 2026	9,692,326

Notes

(1)	It represents the elimination of share of income by BGM from Qilian HK with the net income recognized at Qilian HK level, and share of income by Qilian HK from the WFOE with the net income recognized at the WFOE level, respectively.

(2)	It represents the elimination of intercompany balances among BGM, Qilian HK, the Primary WFOE, and the VIEs and their subsidiaries that we consolidate.

(3)	As of March 31, 2026, the $ 3,469,862 intercompany balances included $ 288,970 loan due to the VIE and its subsidiaries from the Parent, $3,180,892 receivable of the VIE and its subsidiaries from WFOE originated from purchase made by WFOE from the VIE and its subsidiaries.

(3)	As of September 30, 2025, the $4,690,418 intercompany balances included $281,472 loan of WOFE due to the VIE and its subsidiaries, $3,006,385 of receivable of the VIE and its subsidiaries from WFOE originated from purchase made by WFOE from the VIE and its subsidiaries and $1,402,561 of other payable to the VIE and its subsidiaries from WFOE.

(4)	It represents the elimination of the investments in Qilian HK by BGM, and investments in the WFOE by Qilian HK, respectively.

A.  Operating Results

Overview

We are engaged in the research, development, and production of licorice products, oxytetracycline products, TCMD product, heparin product, sausage casings, and fertilizers.

We also have a strategic focus on the technology fields of AI application, intelligent robots, algorithmic computing power, cloud computing, and biopharmaceuticals. In terms of AI application implementation, we rely on big data mining and AI Agent technology, and utilize the two platforms of Du Xiao Bao and Bao Wang to provide comprehensive and professional AI solutions and intelligent robot services for insurance companies, insurance brokers, and consumers. Its services cover multiple key scenarios such as sales and marketing, underwriting assessment, claims processing, and customer service. We are capable of analyzing consumer data, building consumer profiles, accurately predicting insurance needs, and providing highly customized services for consumers. In the field of biopharmaceuticals, we deeply integrate AI-assisted decision-making into every link of production and manufacturing, achieving supply chain optimization, process efficiency improvement, and market trend prediction. This provides scientific decision-making basis for our management and offers high-quality products and precise services for consumers.

We were originally incorporated in the Cayman Islands on February 7, 2019. Our business is mainly conducted by Gansu QLS and Rongshu Intelligent Technology (Beijing) Co., Ltd. (“RONS Intelligent”), the VIEs in the PRC, and its subsidiaries, using RMB, the currency of China.

On May 20, 2019 and November 20, 2020, we, through our wholly foreign-owned entity Chengdu Trade, entered into a series of contractual arrangements with Gansu QLS, which include an Exclusive Service Agreement, an Equity Pledge Agreement, a Call Option Agreement, a Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney. Pursuant to the VIE Agreements, WFOE provides Gansu QLS with technical support, consulting services and other management services and is entitled to receive 99.214% of Gansu QLS’ net profits, this percentage being the number of shares of Gansu QLS held by shareholders having signed the VIE Agreements over the total issued and outstanding shares of Gansu QLS. In addition, Gansu QLS’s shareholders have pledged 99.214% of their equity interests in Gansu QLS to WFOE, irrevocably granted WFOE an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Gansu QLS, and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by WFOE.

On December 17, 2024, we, through our wholly foreign-owned entity Duxiaobao Intelligent Technology (Shenzhen) Co., Ltd. ("WFOE"), entered into a series of contractual arrangements with RONS Intelligent, which include an Exclusive Service Agreement, an Equity Pledge Agreement, a Call Option Agreement, a Shareholders' Voting Rights Proxy Agreement and Powers of Attorney (collectively, the "VIE Agreements"). Pursuant to the VIE Agreements, WFOE provides RONS Intelligent with technical support, consulting services and other management services and is entitled to receive 100% of RONS Intelligent's net profits, this percentage being the number of shares of RONS Intelligent held by shareholders having signed the VIE Agreements over the total issued and outstanding shares of RONS Intelligent. In addition, RONS Intelligent's shareholders have pledged 100% of their equity interests in RONS Intelligent to WFOE, irrevocably granted WFOE an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in RONS Intelligent, and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by WFOE.

To optimize its corporate structure, Chengdu Trade and Gansu QLS executed certain exclusive service termination agreement (the “Service Termination Agreement”) to terminate certain contractual service arrangements between Chengdu Trade and Gansu QLS. As a result of the aforementioned termination, Chengdu Trade will no longer have contractual control over, nor receive the economic benefits of Gansu QLS. In connection with such termination, Qilian Shan International Trade (Hainan) Co., Ltd (“Hainan Trade”), a wholly-owned subsidiary of Qilian International (Hong Kong) Holdings Limited, entered into a series of VIE Agreements with Gansu QLS. The Service Termination Agreement and the new service agreement with Hainan Trade became effective on December 1, 2022.

Through the VIE Agreements, WFOE is deemed as the primary beneficiary of Gansu QLS and RONS Intelligent for accounting purpose and is able to consolidate the VIE’s financial statements under the U.S. GAAP.

Based on the VIE Agreements, Gansu QLS is considered a VIE of Qilian Chengdu/Hainan Trade under U.S. GAAP. RONS Intelligent is considered a VIE of Duxiaobao Intelligent Technology (Shenzhen) Co., Ltd. under U.S. GAAP As the above entities were under common control before and after the execution of the VIE Agreements, the restructuring was accounted for as a reorganization of entities under common control and consolidated financial statements were prepared as if the reorganization occurred at the beginning of the first period presented. Thus, the financial results presented here include those of the VIE and the VIE’s subsidiaries from the first period presented. Refer to our Risk Factors under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

As of the date of this report, there is an aggregate of 200,623,358 ordinary shares, consisting of 180,623,358 Class A ordinary shares, par value of US$0.00833335 each, and 20,000,000 Class B ordinary shares, par value of US$0.00833335 each.

Outlook

We and the VIEs and its subsidiaries plan to continue developing their business by expanding their marketing network and investing in pharmaceutical and chemical facilities, which depend heavily on sufficient capital. If we are not able to obtain equity or debt financing, we and our affiliates may not be able to execute the development and expansion plans, which could have material adverse effect on our, the VIE and its subsidiaries’ future business performance and operating results.

Our net revenue for the six months ended March 31, 2026 was $24.3 million, representing an increase of $10.0 million, or 70%, from $14.3 million for the six months ended March 31, 2025. Net loss attributable to our shareholders for the six months ended March 31, 2026 was $2.1 million, representing an increase of $1.2 million, or 144%, from $0.9 million net loss attributable to our shareholders for the six months ended March 31, 2025. Non-GAAP EBITDA (as defined below) for the six months ended March 31, 2026 was $(1.0) million, representing a decrease of 79%, from $(4.7) million for the six months ended March 31, 2025. For additional information on EBITDA, please see the subsection “—EBITDA” below.

Key Indicators of the Company’s Performance

In assessing performance, we consider a variety of performance and financial measures, including principal growth in net revenue, gross profit, distribution, general and administrative expenses, net income from operations, and EBITDA (Non-GAAP) (as defined below). The key measures that we use to evaluate the performance of our subsidiaries and VIE and its subsidiaries’ business are set forth below:

Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that the Company offers to our customers, such as discounts that are offset to gross sales. Our net sales are driven by changes in the number of customers, product varieties, selling price, and mix of products sold.

Gross Profit

Gross profit is equal to net sales minus cost of goods sold. Cost of goods sold primarily includes inventory costs (net of supplier consideration), inbound freight, custom clearance fees, and other miscellaneous expenses. Cost of goods sold generally changes as the Company incurs higher or lower costs from suppliers and as the customer and product mix changes.

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative, research and development expenses primarily consist of salaries and benefits for employees, shipping expense, utilities, maintenance and repairs expenses, insurance expense, depreciation and amortization expenses, research and development expense, selling and marketing expenses, professional fees, and other operating expenses.

Non-GAAP Financial Measures-EBITDA

Management uses certain financial measures to evaluate our operating performance which is calculated and presented on the basis of methodologies other than in accordance with GAAP (“Non-GAAP”). These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. We believe that EBITDA is a useful performance measure and can be used to facilitate a comparison of our operating performance on a consistent basis from period to period and to provide for a more complete understanding of factors and trends affecting our subsidiaries and the VIE and its subsidiaries’ business than GAAP measures alone can provide. Our management believes that EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect its operating performance. Our management believes that the use of these Non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with the companies in the same industry, many of which present similar Non-GAAP financial measures to investors. We present EBITDA in order to provide supplemental information that our management considers relevant for the readers of our consolidated financial statements included elsewhere in this annual report, and such information is not meant to replace or supersede U.S. GAAP measures.

Our management defines EBITDA as net income (loss) before interest expense, income taxes, and depreciation and amortization. EBITDA is not defined under U.S. GAAP and is subject to important limitations as analytical tools and, as such, you should not consider them in isolation or as substitutes for analysis of our Company’s financial results as reported under U.S. GAAP. For example, EBITDA:

•	excludes certain tax payments that may represent a reduction in cash available to the Company;

•	does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	does not reflect changes in, or cash requirements for, the Company’ working capital needs; and

•	does not reflect the significant interest expense, or the cash requirements, necessary to service the Company’s debt.

Results of Operations for the six months ended March 31, 2026 and 2025

	For the Six Months Ended March 31,
	2026	2025	% Change
Revenue	$24,295,443	$14,311,414	70%
Cost of revenue	$19,987,889	$11,799,981	69%
Gross profit	$4,307,554	$2,511,433	72%
Gross margin	18%	18%	0%
Loss from operations	$(877,901)	$(2,238,307)	(61)%
Net loss	$(2,214,522)	$(825,695)	168%
Net loss attributable to BGM Group Ltd	$(2,104,348)	$(861,220)	144%
Basic and diluted loss per share	$(0.01)	$(0.03)	(67)%

Revenue

Revenue increased by 70% year-over-year to $24.3 million for the six months ended March 31, 2026 from $14.3million for the six months ended March 31, 2025. The main reason for the revenue growth is that the AI solutions and insurance business of the acquired companies have brought in revenues of $2.2 million and $5.9 million, respectively.

For the six months ended March 31, 2026, revenue from diversified pharmaceutical and allied products increased by $6.56 million or 68%, revenue from AI solutions increased by $1.10 million or 100%, revenue from insurance business increased by $2.32 million or 65%.

Cost of revenue

Cost of revenue increased by $8.2 million, or 69%, to $20.0 million for the six months ended March 31, 2026 from $11.8 million for the six months ended March 31, 2025. The increase in cost of sales is primarily attributable to the increased sales as discussed above.

Gross profit

Gross profit increased by $1.8 million, or 72%, to $4.3 million for the six months ended March 31, 2026 from $2.5 million for the six months ended March 31, 2025. The main reason is attributed to three major businesses, namely diversified pharmaceutical and allied products, AI solutions, and insurance business, with gross profits of $1.5 million, $1.5 million, and $1.3 million respectively. The corresponding gross profit margins are 9%, 67%, and 23% respectively. The high gross profit margin of the AI solutions is mainly due to the fact that although significant investments were made during the early development stage, now that the products have been launched and are generating revenue, the corresponding costs primarily consist of personnel salaries.

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative expenses increased by $0.5 million, or 9%, to $5.2million for the six months ended March 31, 2026 from $4.7 million for the six months ended March 31, 2025. The increase in expenses is mainly attributed to the expenses of the acquired company.

Other Income (expense)

Other expense was $1.1 million for the six months ended March 31, 2026, decreased by $1.8 million, compared to $2.9 million for the six months ended March 31, 2025, which primarily consisted of government grants and investment loss. The decrease is mainly the recognition of a 3.4 million investment loss in trading securities for the six months ended March 31, 2025.

Income Taxes Provision

Provision for income taxes increased by $4.6 million, from approximately $(4.3) million for the six months ended March 31, 2025 to approximately $0.3 million for the six months ended March 31, 2026. The increased tax expense for 2026 is due to the decrease of deferred tax asset.

Net (loss)Income Attributable to Non-controlling interest

Net loss attributable to non-controlling interest was approximately $110k for the six months ended March 31, 2026, a decrease of $146k, from approximately $36k of net income attributable to non-controlling interest for the six months ended March 31, 2025.

Net (loss) Income Attributable to Our Shareholders

As a result of the above, our net loss attributable to our shareholders increased by $1.2 million, from net loss attributable to our shareholders of $0.9 million for the six months ended March 31, 2025 to net loss attributable to our shareholders of $2.1 million for the six months ended March 31, 2026.

EBITDA

	For the six months ended
	March 31,		Changes
	2026	2025	Amount	%
Net income(loss)	$(2,214,522)	$(825,695)	$(1,388,828)	168%
Interest expense (income)	11,316	(18,811)	30,127	(160)%
Income tax (benefit)/expense	252,841	(4,296,785)	4,549,626	(106)%
Depreciation & Amortization	952,082	442,090	509,992	115%
EBITDA	$(998,283)	$(4,699,201)	$3,700,918	(79)%
Percentage of EBITDA to revenue	(4.1)%	(32.8)%	28.7%

Our EBITDA was $(1.0) million for the six months ended March 31, 2026, an increase of $3.7 million, or 79%, compared to $(4.7) million for the six months ended March 31, 2025. This was mainly due to the recognition of a 3.4 million investment loss in trading securities for the six months ended March 31, 2025. The percentage of EBITDA to revenue was (4.1)% and (32.8)% for the six months ended March 31, 2026 and 2025, respectively.

Results of Operations for the six months ended March 31, 2025 and 2024

	For the Six Months Ended
	March 31,
	2025	2024	% Change
Revenue	$14,311,414	$12,562,599	14%
Cost of revenue	$11,799,981	$11,148,577	6%
Gross profit	$2,511,433	$1,414,022	78%
Gross margin	18%	11.3%	6.2%
Loss from operations	$(2,238,307)	$(679,088)	230%
Net income(loss)	$(825,695)	$328,780	351%
Net Income(loss) attributable to BGM Group Ltd	$(861,220)	$414,468	308%
Basic and diluted earnings per share	$(0.03)	$0.06	(0.02)%

Revenue

Revenue increased by 14% from $12.6 million for the six months ended March 31, 2024 to $14.3 million for the six months ended March 31, 2025. The main reason for the revenue growth was that the AI solutions and insurance business of the acquired companies have brought in revenues of $1.1 million and $3.6 million, respectively.

For the six months ended March 31, 2025, revenue from diversified pharmaceutical and allied products decreased by $2.9 million or 25%. The revenue from Oxytetracycline & Licorice products and TCMD decreased by $2.1 million, mainly due to the decline in exports of domestic downstream customers, which has led to fierce domestic competition, a drop in product prices, and a reduction in sales volume. The revenue from Heparin products and Sausage casing decreased by $1.6 million, mainly due to the impact of centralized drug procurement, which caused a decline in domestic sales prices of heparin sodium and a reduction in customer purchase volumes. The Company continues to suspend production since September 2023 and only consuming inventory. The new plant commenced production in October 2024, but only sold sausage casings. Due to the low sales price of heparin sodium, no sales were made.

Cost of revenue

Cost of revenue increased by $0.7 million, or 6%, from $11.1 million for the six months ended March 31, 2024 to $11.8 million for the six months ended March 31, 2025. The increase in cost of sales is primarily attributable to the decreased sales as discussed above.

Gross profit

Gross profit increased by $1.1 million, or 78%, from $1.4 million for the six months ended March 31, 2024 to $2.5 million for the six months ended March 31, 2025. The main reason is attributed to the growth of three major businesses, namely diversified pharmaceutical and allied products, AI solutions, and insurance business, with gross profits of $1.3 million, $0.3 million, and $0.8 million, respectively. The corresponding gross profit margins are 16%, 43%, and 30% respectively. The gross profit margin of the diversified pharmaceutical and allied products is 13% for the six months ended March 31, 2025, which is flat comparing to the same period in the prior year. The revenues of the two acquired businesses, AI solutions, and insurance business, accounted for 33% of the total revenue, which elevated the overall gross profit margin of the Company's business. The high gross profit margin of the AI solutions was mainly due to the fact that although significant investments were made during the early development stage, now that the products have been launched and are generating revenue, the corresponding costs primarily consist of personnel salaries.

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative expenses increased by $2.7 million, or 127%, from $2.1 million for the six months ended March 31, 2024 to $4.7million for the six months ended March 31, 2025. The increase in expenses was mainly attributable to the expenses of the acquired company.

Other Income (expense)

Other expenses was $2.9 million for the six months ended March 31, 2025, decreased by $3.9 million, compared to $1.0 million for the six months ended March 31, 2024, which primarily consisted of government grants and investment loss. The decrease was mainly due to the recognition of a 3.4 million investment loss in trading securities for the six months ended March 31, 2025.

Income Taxes Provision

Provision for income taxes decreased by $4.3 million, from approximately $11,936 for the six months ended March 31, 2024 to approximately $(4.3) million for the six months ended March 31, 2025. The decreased tax expense for the six months ended March 31, 2025 was due to the deferred income tax expenses generated from the provision for deferred tax assets of the acquired company.

Net Income (loss) Attributable to Non-controlling interest

Net income attributable to non-controlling interest was $35,525 for the six months ended March 31, 2025, representing an increase of $121,213 from $85,688 of net loss attributable to non-controlling interest for the six months ended March 31, 2024. The growth was a result of the increase of net income of Rugao, which is partially owned by non-controlling interest holders. Rugao recorded a net income of approximately $0.5 million for the six months ended March 31, 2025 and it recorded a net income of approximately $63,000 for the six months ended March 31, 2024.

Net Income (loss) Attributable to Our Shareholders

As a result of the above, our net loss attributable to our shareholders decreased by $1.3 million, from net income attributable to our shareholders of $0.4 million for the six months ended March 31, 2024 to net loss attributable to our shareholders of $0.9 million for the six months ended March 31, 2025.

EBITDA

	For the six months ended
	March 31,		Changes
	2025	2024	Amount	%
Net income(loss)	$(825,695)	$328,780	$(1,154,475)	(351)%
Interest income	(18,811)	(57,782)	38,971	(67)%
Income tax (benefit)/expense	(4,296,785)	11,936	(4,308,721)	(36,099)%
Depreciation & Amortization	442,090	554,772	(112,682)	(20)%
EBITDA	$(4,699,201)	$837,706	$(5,536,907)	(661)%
Percentage of EBITDA to revenue	(32.8)%	6.7%	(39.5)%

Our EBITDA was $(4.7) million for the six months ended March 31, 2025, representing a decrease of $5.5 million, or 661%, compared to $0.8 million for the six months ended March 31, 2024. This was mainly due to the recognition of a 3.4 million investment loss in trading securities for the six months ended March 31, 2025. The percentage of EBITDA to revenue was (32.8)% and 6.7% for the six months ended March 31, 2025 and 2024, respectively

B. Liquidity and Capital Resources

Liquidity and Capital Resources

As of March 31, 2026, we had cash of approximately $11.52 million. We have funded our working capital and other capital requirements primarily by cash flow from operations, and bank loans.

Although our management believes that the cash generated from operations will be sufficient to meet our normal working capital needs for at least the next twelve months, our ability to repay our current obligations will depend on the future realization of our current assets. Our management has considered the historical experience, the economy, trends in the pharmaceutical industry, the expected collectability of accounts receivable and the realization of the inventories as of March 31, 2026. Based on these considerations, our management believes that we have sufficient funds to meet our working capital requirements and debt obligations as they become due for at least the next twelve months from the date of this annual report. However, there is no assurance that management will be successful in their plan. There are a number of factors that could potentially arise and result in shortfalls to our plan, such as the demand for the WFOE and the VIE and its subsidiaries’ products, economic conditions, the competitive pricing in the industry and our banks and suppliers being able to provide continued supports. If the future cash flow from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to reduce or delay our expected acquisition plan, sell assets, obtain additional debt or equity capital or refinance all or a portion of our and our affiliates’ debt.

The following table summarizes our cash flow data for the six months ended March 31, 2026, 2025 and 2024:

	For the six months ended
	March 31,
	2026	2025	2024
Net cash provided by (used in) operating activities	$2,487,896	$(3,056,092)	2,560,675
Net cash (used in) provided by investing activities	(496,627)	(3,259,465)	727,443
Net cash (used in) provided by financing activities	(570,143)	7,362,572	(486,208)
Effect of exchange rate on cash	276,416	(167,720)	67,175
Net increase in cash, cash equivalents and restricted cash	$1,697,542	$879,295	2,869,085

Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivable and inventory reserve, deferred tax, unrealized gain(loss) from trading securities and adjusted for the effect of working capital changes.

Net cash provided by operating activities was approximately $2.5 million for the six months ended March 31, 2026, an increase of $5.5 million in cash provided by operating activities, compared to net cash used in operating activities of approximately $3.1 million for the six months ended March 31, 2025. The increase of net cash inflow was a result of the following:

1.	Decrease in net income of $1.4 million, from net loss of $0.8 million to net loss of $2.2 million.

2.	Change in deferred tax expense was $4.6 million net cash outflow for the six months ended March 31, 2025. For the six months ended March 31, 2026, the change in deferred tax expense was $4,531 net cash inflow, which led to a $4.6 million increase in net cash inflow from operating activities.

3.	Change in account receivable was $4.5 million net cash outflow for the six months ended March 31, 2025. For the six months ended March 31, 2026, the change in account receivable was $122,057 million net cash inflow, which led to a $4.7 million increase in net cash inflow from operating activities.

Net cash used in operating activities was approximately $3.1 million for the six months ended March 31, 2025, representing a decrease of $5.6 million in cash provided by operating activities, when compared to net cash provided by operating activities of approximately $2.6 million for the six months ended March 31, 2024. The increase of net cash inflow was a result of the following:

1.            Decrease in net income of $1.2 million, from net income of $0.3 million to a net loss of $0.8 million.

2.            Change in deferred tax expenses was $4.6 million net cash outflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, the change in deferred tax expense was $600 net cash outflow, which led to a $4.6 million increase in net cash outflow from operating activities. This was mainly due to the deferred income tax expenses generated from the provision for deferred tax assets of the acquired company for the six months ended March 31, 2025.

3.            Change in accounts receivable was $4.5 million net cash outflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, the change in accounts receivable was $1.2 million net cash inflow, which led to a $5.8 million decrease in net cash outflow from operating activities. This was primarily attributable to the newly added accounts receivable amounting to $4.9 million from the acquired company as of March 31, 2025.

4.            Change in inventories was $3.9 million net cash outflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, the change in inventories was $1.2 million net cash inflow, which led to a $5.1 million decrease in net cash outflow from operating activities. The inventory balance as of March 31, 2025, was relatively high primarily due to two key factors - (i) fertilizer production: increased production volumes were driven by anticipated market demand for fertilizers in the spring of 2025; and (ii) heparin sodium inventory strategy: Chongqing Shengfu Biological Technology Co., Ltd (“Chongqing Shengfu”) commenced trial production in October 2024. As of March 31, 2025, all sausage casings produced had been sold, leaving heparin sodium as the primary inventory item. Given heparin sodium’s storability and stable quality under proper conditions, the Company deliberately increased its inventory levels to capitalize on potential price increases in the future, thereby maximizing profitability.

5.            Change in other current assets was $8.2 million net cash outflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, the change in other current assets was $0.2 million net cash outflow, which led to a $7.9 million increase in net cash outflow from operating activities. It was mainly due to the amount of other receivables from the acquired company.

6.            Change in accounts payable was $4.4 million net cash inflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, the change in accounts payable was $1.0 million net cash outflow, which led to a $5.4 million increase in net cash inflow from operating activities. It was mainly due to the relatively large amount of other receivables from the acquired company.

7.            Change in accrued expenses and other payables was $6.6 million net cash inflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, the change in accrued expenses and other payables was $0.02 million net cash outflow, which led to a $6.6 million increase in net cash inflow from operating activities. It was mainly due to the relatively large amount of other payable from the acquired company.

Investing Activities

Net cash used in investing activities was approximately $0.5 million for the six months ended March 31, 2026, a decrease of $2.8 million, compared to $3.3 million net cash used in investing activities for the six months ended March 31, 2025. The decrease was mainly due to the decreased payments on long term investment for $50,582 for the six months ended March 31, 2026, and payments on long term investment of $2.1 million for the six months ended March 31, 2025.

Net cash used in investing activities was approximately $3.3 million for the six months ended March 31, 2025, representing an increase of $4.0 million, compared to $0.7 million net cash provided from investing activities for the six months ended March 31, 2024. The increase was primarily attributable to the increased cash from disposal of long term equity investment for $1.5 million for the six months ended March 31, 2024, and payments on long term investment of $2.1 million for the six months ended March 31, 2025.

Financing Activities

Net cash used in financing activities was approximately $570,143 for the six months ended March 31, 2026, a decrease of $7.9 million, compared to $7.4 million net cash provided by investing activities for the six months ended March 31, 2025. The decrease was mainly due to $2.2 million decrease from proceeds from bank loans, and net proceeds from issuance cost of $5.8 million.

Net cash provided by financing activities was approximately $7.4 million for the six months ended March 31, 2025, representing an increase of $7.8 million, compared to $0.5 million net cash used in investing activities for the six months ended March 31, 2024. The increase was mainly a result of $1.0 million increase from proceeds from bank loans, repayment of bank loan of $0.6 million and the net proceeds from issuance cost of $5.8 million.

Capital Expenditures

Our capital expenditures were $0.7 million, $1.2 million and $0.8 million for the six months ended March 31, 2026, 2025 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of the WFOE and the VIEs and its subsidiaries’ business. The capital expenditure for the full year ended September 30, 2026 is estimated to be $50 million for the new facility to be built.